Exhibit 99.1

Golden Star Announces Closing of Public Offering of Common Shares, including Full Exercise of Underwriters' Over-Allotment Option, and Closing of Private Placement of 7% Convertible Senior Notes due 2021

TORONTO, Aug. 3, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces the closing of its previously announced underwritten public offering of common shares at a price of US$0.75 per share. The underwriters for the offering exercised in full their option to purchase an additional 6,000,000 common shares. As a result, a total of 46,000,000 common shares were sold by the Company for gross proceeds of US$34.5 million.

The Company also announces the closing of its previously announced private placement of US$65.0 million aggregate principal amount of 7.0% convertible senior notes due 2021. As part of the offering of convertible senior notes, the Company exchanged US$42.0 million principal amount of its outstanding 5.0% convertible senior unsecured debentures due June 1, 2017 for an equal principal amount of newly issued convertible senior notes. The principal amount exchanged is included in the total aggregate principal amount of senior convertible notes issued. The Company did not receive any cash proceeds from the exchange.

The Company intends to use the net cash proceeds from the offering of common shares of approximately US$32.4 million, together with the net cash proceeds from the private placement of convertible senior notes of approximately US$21.2 million, to strengthen its balance sheet by retiring certain of its outstanding indebtedness, including through the repurchase of additional 5.0% convertible senior unsecured debentures due June 1, 2017 in privately negotiated transactions, repayment of its secured medium term loan facility with Ecobank Ghana Limited, and to use any remaining funds for general corporate purposes.

André van Niekerk, Executive Vice President and Chief Financial Officer of Golden Star, commented:

"The closing of the two offerings represents an important milestone in Golden Star's transformation into a lower cost gold producer. With these transactions we reduced our debt, strengthened our balance sheet and unlocked a robust financial future for our shareholders. We expect strong cash flow in the coming years through our expanding gold production and anticipate further cost reductions, further solidifying Golden Star's financial position.  With the first stopes blasted at Wassa Underground in early July 2016 and the balance sheet improved, we now look forward to the next key milestone in our transformation: the commencement of production from the high grade Prestea Underground Gold Mine in mid-2017."

The offering of common shares was made through an underwriting group led by BMO Capital Markets as sole book-running manager, which included National Bank Financial Inc., Scotia Capital Inc. and CIBC Worlds Markets Inc. The common shares were sold pursuant to an effective registration statement, including a base shelf prospectus and supplement, that has been filed with the U.S. Securities and Exchange Commission, and a base shelf prospectus and supplement that that has been filed with applicable Canadian securities regulators. The convertible senior notes were sold pursuant to applicable U.S. and Canadian private placement exemptions.

In connection with the offerings, the Company has relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, the planned use of proceeds from the offering of common shares and private placement of convertible senior notes; the transformation of Golden Star into a lower cost producer; and expansion of production and reduction of costs.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2015. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Golden Star does not undertake to update any forward-looking information and statements that are included in this press release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 09:47e 03-AUG-16